                     SUPPLEMENT TO THE OFFER TO PURCHASE

                         WEC ACQUISITION CORPORATION

                         A WHOLLY OWNED SUBSIDIARY OF

                             DANAHER CORPORATION

        HAS AMENDED ITS OFFER TO INCREASE THE CASH PURCHASE PRICE FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS) AND
                  ALL SERIES A CONVERTIBLE PREFERRED SHARES
                                      OF
                          ACME-CLEVELAND CORPORATION
                                      TO
                              $30 NET PER SHARE

- -------------------------------------------------------------------------------
             THE OFFER HAS BEEN EXTENDED AND THE OFFER AND WITHDRAWAL
            RIGHTS WILL NOW EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
           TUESDAY, JULY 2, 1996, UNLESS THE OFFER IS FURTHER EXTENDED.
- -------------------------------------------------------------------------------

   THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

                              ----------------

   The Offer is conditioned on, among other things, (1) there being validly tendered a number of Shares which, when added to the Shares beneficially owned by Parent and any of its affiliates, constitutes at least a majority of the Shares outstanding on a fully diluted basis immediately prior to the expiration of the Offer, and (2) the acquisition of Shares pursuant to the Offer being approved by the shareholders of the Company pursuant to the Ohio Control Share Acquisition Law. See Section 9 of this Supplement. The Offer is not conditioned on the receipt of financing.

                              ----------------
                                  IMPORTANT

   Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of the Offer to Purchase or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

   If a shareholder desires to tender Shares and such shareholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in Section 2 of the Offer to Purchase.

   Questions and requests for assistance may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, or to D.F. King & Co., Inc. the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, or commercial banks and trust companies.

                     The Dealer Manager for the Offer is:
                                ----------------
                               MERRILL LYNCH & CO.

June 5, 1996

                              TABLE OF CONTENTS




                                                                    PAGE
                                                                  --------
Introduction ....................................................     1
 1. Amended Terms of the Offer ..................................     2
 2. Procedures for Accepting the Offer and Tendering Shares  ....     2
 3. Price Range of Shares; Dividends ............................     2
 4. Certain Information Concerning the Company ..................     2
 5. Certain Information Concerning Parent .......................     3
 6. Source and Amount of Funds ..................................     4
 7. Background of the Offer and Contacts with the Company  ......     4
 8. Merger Agreement ............................................     6
 9. Certain Conditions of the Offer .............................    13
10. Certain Legal Matters .......................................    14
11. Miscellaneous ...............................................    14

To the Holders of Shares of
 ACME-CLEVELAND CORPORATION:

   The following information amends and supplements the Offer to Purchase, dated March 7, 1996 (the "Offer to Purchase"), of WEC Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), pursuant to which the Purchaser is offering to purchase any and all outstanding common shares, $1 par value per share, including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 11, 1996, as amended, between the Company (as defined below) and Society National Bank, as Rights Agent (the "Common Shares"), and all outstanding Series A Convertible Preferred Shares, without par value (the "Preferred Shares" and, together with the Common Shares, the "Shares"), of Acme-Cleveland Corporation, an Ohio corporation (the "Company"). The Purchaser has increased the price to be paid in the Offer to $30 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Supplement, the Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer").

   This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

   Parent, the Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of May 31, 1996 (the "Merger Agreement"), which provides for, among other things, an increase in the price per Share to be paid pursuant to the Offer from $27 per Share to $30 per Share, net to the seller in cash, without interest thereon, and the merger of the Purchaser with and into the Company (the "Merger") following the purchase of Shares pursuant to the Offer. In the Merger, each outstanding Share (other than Shares owned by Parent or any subsidiary of Parent, Shares held as treasury shares by the Company, and Shares owned by dissenting shareholders who perfect any available dissenters' rights under Ohio law), will be converted into the right to receive $30 per Share in cash.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

   The Offer is conditioned on, among other things, (1) there being validly tendered a number of Shares which, when added to the Shares beneficially owned by Parent and any of its affiliates, constitutes at least a majority of the Shares outstanding on a fully diluted basis immediately prior to the expiration of the Offer (the "Minimum Condition") and (2) the acquisition of Shares pursuant to the Offer being approved by the shareholders of the Company pursuant to the Ohio Control Share Acquisition Law (the "Control Share Condition"). See Section 9 of this Supplement.

   Shareholders who have previously validly tendered their Shares pursuant to the Offer are not required to take any further action, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, such shareholders will receive, subject to the conditions of the Offer, the increased cash price of $30 net per Share in cash. See Section 4 of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Offer.

   Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. The information set forth herein should be read in conjunction with the Offer to Purchase and, unless the context otherwise requires, terms not defined herein which are defined in the Offer to Purchase have the meanings ascribed to them in the Offer to Purchase.

   THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                              THE AMENDED OFFER

   1. AMENDED TERMS OF THE OFFER. Section 1 of the Offer to Purchase is amended and supplemented as follows:

   In connection with the Merger Agreement, the price per Share to be paid pursuant to the Offer has been increased from $27 per Share to $30 per Share, net to the seller in cash without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay the increased purchase price for all of the Shares validly tendered prior to the Expiration Date (as herein defined) and not properly withdrawn in accordance with Section 4 of the Offer to Purchase (including Shares tendered prior to the date of this Supplement). The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, July 2, 1996, unless and until the Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.
See Sections 8 and 9 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer and waivers of conditions by the Purchaser.

   2. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES AND
RIGHTS. Section 2 of the Offer to Purchase is amended and supplemented as follows:

   Tendering shareholders should use the revised GREEN Letter of Transmittal and the revised YELLOW Notice of Guaranteed Delivery included with this Supplement. However, to the extent the revised GREEN Letter of Transmittal or the revised YELLOW Notice of Guaranteed Delivery is not obtainable, tendering shareholders may continue to use the BLUE Letter of Transmittal and the GREY Notice of Guaranteed Delivery that were provided with the Offer to Purchase. Although such BLUE Letter of Transmittal refers only to the Offer to Purchase and indicates that the Offer will expire at 12:00 Midnight, New York City time, on April 3, 1996, shareholders using such document to tender their shares will nevertheless receive $30 net per Share in cash for each Share validly tendered and not properly withdrawn, and accepted for payment pursuant to the Offer, subject to the conditions of the Offer, and will be able to tender their Shares pursuant to the Offer until 5:00 p.m., New York City time, on Tuesday, July 2, 1996 (or such later date to which the Offer may be extended).

   Procedures for tendering Shares, as modified by the preceding paragraph, are set forth in Section 3 of the Offer to Purchase.

   3. PRICE RANGE OF THE SHARES; DIVIDENDS. Section 6 of the Offer to Purchase is amended and supplemented as follows:

   According to publicly available information, during the quarter ended March 31, 1996 the Company declared a dividend of $.25 per Share. The reported high and low closing sale prices per Share on the NYSE Composite Tape for the fiscal quarter ended March 31, 1996 were $31.25 and $17.25 respectively. The reported high and low closing sale prices per Share on the NYSE Composite Tape for the current fiscal quarter through June 3, 1996 were $31.38 and $29.50 respectively. On May 30, 1996, the last full trading day prior to the execution of the Merger Agreement, the reported closing price on the NYSE Composite Tape was $29.50 per Share.

   SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE
SHARES.

   4. CERTAIN INFORMATION CONCERNING THE COMPANY. Section 8 of the Offer to Purchase is amended and supplemented as follows:

   Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries excerpted from the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Company Form 10-Q"). More comprehensive financial information is included in the Company Form 10-Q, the Offer to Purchase and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such information. The Company Form 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 8 in the Offer to Purchase.

                          ACME-CLEVELAND CORPORATION

                           SELECTED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                            SIX MONTHS ENDED
                                                                               MARCH 31,
                                                                          ------------------
                                                                            1996      1995
                                                                          --------  --------
Income Statement Data:
 Net Sales .............................................................. $ 65,744   $ 56,804
 Earnings from Continuing Operations .................................... $  3,760  ($  1,327)
 Net Earnings (Loss) ....................................................   20,785     35,068
  Earnings (Loss) per Share:
  Earnings from Continuing Operations ...................................    $0.55     ($0.20)
 Net Earnings (Loss) ....................................................    $3.04      $5.26
Balance Sheet Data (at end of period):
 Total Assets ........................................................... $148,742   $161,849
 Working Capital ........................................................   59,074     59,262
 Long-Term Debt .........................................................      524      1,194
 Total Shareholders' Equity .............................................  107,828     76,980


   During the course of the discussions between Parent and the Company, the Company provided Parent with certain information about the Company which is not publicly available. The non-public information included the Company's business plan for 1996. The 1996 business plan includes the following estimated results:(i) net sales billed: $146,000,000; (ii) income from operations: $15,000,000; (iii) net income: $10,250,000; and (iv) net income per share: $1.50. In addition, Parent received preliminary information with respect to the Company's business plan for the years 1997 through 1999. Over this period, the Company would seek to achieve a compound annual growth rate in net sales billed of approximately 16 per cent and a compound annual growth rate in net income of approximately 30 per cent. In the case of 1997, the Company's preliminary estimates for net sales billed, net income from operations, net income and net income per share are $175,000,000, $26,500,000, 15,000,000, and $2.12, respectively. The Company's business plans were prepared solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with a view to complying with the AICPA Guide for Prospective Financial Statements. The Company's business plans necessarily reflect numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control. One cannot predict whether the assumptions made in preparing the Company's business plans will be accurate, and actual results may be materially higher or lower than those contained in the plans. The inclusion of this information should not be regarded as an indication that Parent, the Purchaser, the Company, the Dealer Manager or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Parent, the Purchaser, the Dealer Manager or the Company assumes any responsibility for the validity, reasonableness, accuracy or completeness of the information presented, and the Company has made no representation or warranty, express or implied, to Parent or the Purchaser regarding the business plans or any of the information described above.

   5. CERTAIN INFORMATION CONCERNING PARENT.

   Set forth below is certain selected consolidated financial information relating to the Parent excerpted from the information contained in Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Parent Form 10-Q"). More comprehensive financial information is included in the Parent Form 10-Q, the Offer to Purchase and other documents filed by Parent and the Purchaser with the SEC, and the following summary is qualified in its entirety by reference to such information. The Parent Form 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 9 in the Offer to Purchase.

                             DANAHER CORPORATION

                           SELECTED FINANCIAL DATA
                                (IN THOUSANDS)



                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                    ---------------------
                                                      1996         1995
                                                    --------     --------
Income Statement Data:
 Net Revenues ..................................... $  409,557 $  335,982
 Earnings from Continuing Operations ..............     26,928     21,412
 Net Earnings .....................................    109,739     21,848
Earnings per Share:
 Earnings from Continuing Operations ..............      $0.45      $0.36
 Net Earnings .....................................      $1.79      $0.37
Balance Sheet Data (at end of period):
 Total Assets ..................................... $1,503,480 $1,185,112
 Working Capital ..................................     15,266     29,257
 Long-Term Debt ...................................    101,680    116,566
 Total Shareholders' Equity .......................    679,778    503,062


   In April, 1996, Steven M. Rales and Mitchell P. Rales sold 2 million shares of common stock of Parent in an underwritten public offering, and they currently beneficially own approximately 40% of the outstanding common stock of Parent.

   6. SOURCE AND AMOUNT OF FUNDS. Section 10 of the Offer to Purchase is amended and supplemented as follows:

   As a result of the increase in price per Share to be paid pursuant to the Offer, the Purchaser estimates that approximately $205 million will be required to acquire all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution from Parent. Parent plans to obtain funds for such capital contribution through its existing Credit Agreement, dated as of September 7, 1990, as amended, among Parent and the banks listed therein. The Credit Agreement is described in Section 10 of the Offer to Purchase.

   The Offer is not conditioned upon Parent or the Purchaser obtaining financing. See Section 9 of this Supplement.

   7. BACKGROUND OF THE OFFER AND CONTACTS WITH THE COMPANY. Section 11 of the Offer to Purchase is amended and supplemented as follows:

   Following the commencement of the Offer, on March 7, 1996, the Purchaser requested a special meeting of the shareholders of the Company pursuant to the Ohio Control Share Acquisition Law (the "Ohio Control Share Acquisition Meeting"), for the purpose of permitting the shareholders of the Company to authorize the Offer. On March 14, 1996, the Company called the Control Share Acquisition Meeting for April 25, 1996.

   On March 11, 1996, the Company announced that its Board of Directors had adopted a shareholder rights plan. On March 19, 1996, the Purchaser amended the Offer to condition the Offer on the Rights having been redeemed by the Board of Directors or the Purchaser being satisfied that the Rights had been invalidated or were otherwise inapplicable to the Offer and the then-proposed merger.

   On March 20, 1996, the Company issued a press release stating that its Board of Directors had determined that the $27 per Share Offer price was inadequate and not in the best interests of the

Company and its shareholders. The Board also recommended that the Company's shareholders not tender their shares pursuant to the Offer and vote against the proposed "control share acquisition" at the Control Share Acquisition Meeting.

   The Company's press release also stated that the Board had directed the Company's management, with the assistance of its advisors, to explore strategic alternatives to optimize shareholder value, including, among other things, a merger or reorganization, a purchase or sale of assets, the acquisition of securities, or a material change in the capitalization or dividend policy of the Company.

   On April 17, 1996, the Company and Parent entered into agreements providing that (1) the Company would permit Parent to participate in the Company's process for the exploration of strategic alternatives, (2) the Company would provide Parent and the Purchaser with substantially the same information it was providing to others in connection with such process
(subject to Parent and the Purchaser's obligation to keep such information confidential), (3) Parent would not alter any of the material terms of the Offer (other than to terminate or extend the Offer) prior to June 30, 1996,
(4) Parent and the Company would cause the Control Share Acquisition Meeting to be adjourned on or prior to June 30, 1996, and (5) the parties would seek to adjourn the then-pending injunction hearing regarding the Ohio Control Share Acquisition Law.

   On April 18, 1996, at the request of Parent and the Company, the court entered an order effectively suspending all proceedings in the then-pending litigation until a time to be determined in the future.

   On April 24, 1996, Parent began a due diligence review of the Company's business and operations. As part of such review, Parent met with management of the Company and was furnished with certain non-public information. See
Section 4 of this Supplement.

   On April 25, 1996, the Ohio Control Share Acquisition Meeting was adjourned until a time to be determined in the future.

   On May 24, 1996, Parent sent the following letter to the Company:

The Board of Directors
Acme-Cleveland Corporation
30100 Chagrin Boulevard, Suite 100
Pepper Pike, Ohio 44124-5705

Attention:    Mr. David L. Swift
              Chairman and Chief Executive Officer

Gentlemen:

   We are pleased to inform you that we are prepared to offer to acquire Acme-Cleveland Corporation at a price of $29 per outstanding share of common and preferred stock. Our proposal is conditioned on the execution of a mutually satisfactory acquisition agreement, approval under relevant provisions of Ohio law and the inapplicability of your shareholders rights plan. Our proposal is not subject to financing or to further due diligence.

   We believe that this represents a full and fair price and reflects, among other things, our due diligence review of Acme-Cleveland and our discussions with your investment bankers.

   It has been over two months since you announced that you were actively exploring strategic alternatives to optimize shareholder value. We believe that this has been more than enough time and are disappointed by the lack of a plan to conclude the process.

   Accordingly, our proposal will expire at 9:00 a.m., New York time, on Tuesday, May 28, 1996 unless you accept it prior to such time. If you do not accept our proposal by such time, we intend to seek to call a special meeting off shareholders for the purpose of replacing the Acme-Cleveland board of directors. If our nominees are elected, we intend to propose and seek to consummate the acquisition of Acme-Cleveland, in connection with our $27 per share tender offer. This price would reflect both the expense of running a proxy contest and the distracting influence of this prolonged process on the company's operations.

   We would prefer not taking such a drastic step and would not be taking it were it not for the length of time that this process has taken and our belief that, without action on our part, the process might continue indefinitely, which we believe would not be in the best interests of shareholders, employees, customers and suppliers.

   We and our advisors are ready to meet with you and your advisors at any time to discuss our offer and to answer any questions that you may have. Our objective continues to be to conclude promptly a transaction that is supported by the Acme-Cleveland Board of Directors.

                                          Sincerely,

                                          George M. Sherman
                                          President and CEO

   On May 28, 1996, the Company rejected Parent's $29 per Share proposal, and shortly thereafter the parties began discussing the possibility of a transaction at $30 per Share. These discussions resulted in a definitive agreement for a $30 per Share transaction, as reflected in the Merger Agreement, which was executed on May 31, 1996.

   8. MERGER AGREEMENT. Section 12 of the Offer to Purchase is amended and supplemented as follows:

   The following is a summary of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference.

   The Offer. Pursuant to the terms of the Merger Agreement, the Purchaser has agreed to, and Parent has agreed to cause the Purchaser to, amend the Offer (and to amend its Tender Offer Statement on Schedule 14D-1 to reflect such amendment) (i) to reflect the increase in the Offer Price to $30;
(ii) to modify the conditions of the Offer to conform to the conditions of the Offer provided for in the Merger Agreement (the "Offer Conditions") and
(iii) to extend the Offer until at least 5:00 p.m. on the date of the Ohio Control Share Acquisition Meeting. At the Company's request, the Purchaser will, and Parent will cause the Purchaser to, extend the Offer from time to time for up to an aggregate of an additional ten business days following the date of the Ohio Control Share Acquisition Meeting if, prior to 5:00 p.m. on the date of such meeting, there are not validly tendered and not properly withdrawn that number of Shares which, when aggregated with the Shares currently owned by Parent and any of its affiliates, would represent at least a majority of the Shares then outstanding on a fully diluted basis. Parent has agreed to effect the amendment to the Offer described in the first sentence of this paragraph will occur no later than five business days after the public announcement of the execution of the Merger Agreement. The Purchaser has also agreed that it will not, and Parent agrees that it will cause the Purchaser not to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the Offer Conditions, (iv) impose additional conditions to its obligation to consummate the Offer and to accept for payment and purchase Shares tendered in the Offer, or (v) change any other terms of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may extend the expiration date of the Offer to the extent required by law or if the Offer Conditions are not satisfied. As further described below, the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer will be subject only to the Offer Conditions, all of which may be waived by the Purchaser in its sole discretion.

   Pursuant to the terms of the Merger Agreement, the Company has represented that the Board has (i) resolved to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and (ii) received an opinion from Goldman, Sachs that the $30 in cash to be received by the holders of shares in the Offer and the Merger, taken as a unitary transaction, is fair to such holders. The Company also agrees to not withdraw, modify, or amend its recommendation included herein that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, unless (i) such recommendation would not be consistent with the fiduciary duties of the Board under applicable law, as advised by counsel, or (ii) the Merger Agreement is terminated in accordance with its terms.

   The Ohio Control Share Acquisition Meeting. In the Merger Agreement, the Company has agreed to reconvene the Ohio Control Share Acquisition Meeting at the earliest possible date, and the Company will not postpone or adjourn the Ohio Control Share Acquisition Meeting (except as a result of the absence of a quorum) without Parent's consent, unless Parent requests such postponement or adjournment. The methods for identifying "interested shares" as defined in
Section 1701.01(CC) of the Ohio Revised Code and for determining whether the related quorum requirement is met at the Ohio Control Share Acquisition Meeting is as set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Board will recommend that the Company's shareholders approve the proposed "control share acquisition" at the Ohio Control Share Acquisition Meeting, unless such recommendation would not be consistent with the Board's fiduciary duties under applicable law, as advised by counsel, or the Merger Agreement is terminated in accordance with its terms.

   Board Designees. The Merger Agreement provides that, promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis and subject to the Company's obligations under Section 14(f) of the Securities Exchange Act of 1934, as amended (the "'34 Act") and Rule 14f-1 thereunder, the Purchaser will be permitted to designate members of the Board such that the Purchaser will have a number of representatives on the Board equal to the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the percentage that the number of Shares then beneficially owned by the Purchaser or its affiliates bears to the number of Shares outstanding at the time of such purchase. The Company has agreed to increase the size of the Board, or use its reasonable efforts to secure the resignation of directors, or both, as may be necessary to permit the Purchaser's designees to be elected or appointed to the Board. Notwithstanding the foregoing, prior to the Effective Time (as defined herein), the Board will always have at least two members who are not officers, designees, shareholders or affiliates of the Purchaser (the "Independent Directors"). All of the Independent Directors will be individuals who are currently directors of the Company, except to the extent that such individuals do not wish to continue as directors or voluntarily resign. The Company has further agreed to take all actions required pursuant to Section 14(f) of the '34 Act and Rule 14f-1 thereunder in connection with the election or appointment of the Purchaser's designees to the Board. Furthermore, following the election or appointment of the Purchaser's designees to the Board, any of the following will require the concurrence of a majority of the Independent Directors, unless no individuals who are currently directors of the Company wish to continue as directors or all such individuals voluntarily resign: (i) any amendment to the Merger Agreement;
(ii) the termination of the Merger Agreement by the Company; (iii) any extension by the Company of the time for the performance of the obligations of the Purchaser or Parent under the Merger Agreement; (iv) any recommendation to shareholders or any modification or withdrawal of any such recommendation; or (v) any waiver of any of the Company's rights under the Agreement. Parent expects that its nominees to the Board will be Steven M. Rales, Mitchell P. Rales and George M. Sherman. They are 44, 39 and 54 years old, respectively. None of such persons beneficially owns any Shares. See
Section 9 of the Offer to Purchase for Shares beneficially owned by Parent and the Purchaser. See Schedule I to the Offer to Purchase for other information regarding such persons. In addition to the information set forth therein, Mr. Sherman is a director of Campbell Soup Company.

   Disposition of Ohio Litigation. Pursuant to the terms of the Merger Agreement, the Purchaser and Parent also have agreed, as promptly as possible but in no event later than five business days after the public announcement of the execution of the Merger Agreement, to move to withdraw, without prejudice, their complaint in the case entitled Danaher Corporation, et al.,
v. Acme-Cleveland Corporation, et al., Case No. C2 96-0247, pending in the United States District Court for the Southern District of Ohio, Eastern Division. The Company has agreed to move to withdraw, without prejudice, its counterclaims in that case.

   The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company in accordance with applicable law. The Company will be the surviving corporation (the "Surviving Corporation") in the Merger. As soon as practicable after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the parties will cause certain certificates of merger to be filed in accordance with applicable state law. Upon filing of both of such certificates, the Merger will become effective.

   Until amended in accordance with applicable law, the articles of incorporation and regulations of the Company in effect at the Effective Time will be the articles of incorporation and regulations of the Surviving Corporation after the consummation of the Merger. Until successors are duly elected or appointed and qualified, from and after the Effective Time, the officers and directors of the Purchaser at the Effective Time will be the officers and directors of the Surviving Corporation after the consummation of the Merger. The failure to retain the officers of the Company as officers of the Surviving Corporation will qualify as Good Reason to terminate for purposes of the Severance Pay Agreements between the Company and certain executive officers of the Company or of a subsidiary of the Company and the Employment Agreement between the Company and Mr. Swift, entitling such person to receive lump sum payments under such contracts upon such termination.

   By virtue of the Merger, at the Effective Time, (i) each then issued and outstanding Common Share of the Purchaser will be converted into one Common Share of the Surviving Corporation, (ii) each then issued and outstanding Share, except for Shares held by the Company as a treasury share or owned by Parent or any subsidiary of Parent (which Shares will be immediately canceled and no payment will be made with respect thereto) will be converted into the right to receive, without interest, an amount in cash equal to $30 (the "Merger Consideration"). From and after the Effective Time, all Shares will be canceled and retired and cease to exist and each holder of a certificate representing any Shares immediately prior to the Effective Time will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration or the right, if any, to receive payment from the Surviving Corporation of the "fair cash value" of such Shares as determined in accordance with Section 1701.85 of the Ohio Revised Code.

   Stock Options and Performance Shares. At the earlier of the purchase of Shares pursuant to the Offer and the Effective Time, subject to obtaining the consent of the holder thereof, each outstanding option to purchase Common Shares, whether or not exercisable, granted under an employee stock option or incentive plan of the Company will be cancelled and converted into the right to receive, without interest, an amount in cash equal to the product of (i) the number of Common Shares subject to the option and (ii) the excess of (a) the Merger Consideration over (b) the exercise price per share of the option.

   At the earlier of the purchase of Shares pursuant to the Offer and the Effective Time, subject to obtaining the consent of the holder thereof, each Common Share to which an employee of the Company is entitled under the Acme-Cleveland Corporation Performance and Equity Incentive Plan (the "Performance Plan") will be cancelled and will be converted into the right to receive, without interest, an amount in cash equal to the Merger
Consideration.

   Representations and Warranties of the Company. In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser and Parent, including, but not limited to, representations and warranties relating to the following: the organization and qualifications of the Company and its subsidiaries; the authority of the Company to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; the capitalization of the Company and its subsidiaries; filings made by the Company with the Commission; the Company's consolidated financial statements; the absence of certain changes or developments since September 30, 1995, including, without limitation, any changes or developments since that date which would result in a Company Material Adverse Effect; litigation; employee benefit matters; taxes; intellectual property rights; environmental matters; state takeover statutes; and documents supplied, filed or distributed by the Company relating to the Offer.

   Representations and Warranties of Parent and the Purchaser. Parent and the Purchaser have also made customary representations and warranties in the Merger Agreement, including, without limitation, representations and warranties relating to the following: the organization of Parent and the Purchaser; the authority of each of Parent and the Purchaser to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; filings made by Parent with the Commission; Parent's consolidated financial statements; litigation; availability of sufficient funds to consummate the Offer; and documents supplied, filed or distributed by Parent or the Purchaser relating to the Offer.

   Covenants of the Company. In the Merger Agreement, the Company has agreed that, except as contemplated or permitted by the Merger Agreement or specifically disclosed in the schedules thereto, or as otherwise approved in writing by Parent, from the date of the Merger Agreement until the Effective Time, the Company and its subsidiaries will conduct their businesses in the ordinary course consistent with past practice. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time (i) the Company will not adopt or propose any change or amendment in its articles of incorporation or regulations; (ii) the Company will not, and will not permit any of its subsidiaries to, merge, consolidate, or enter into a share exchange with any other individual, corporation, partnership, association, trust or other entity or organization (including a government or political subdivision or any agency or instrumentality thereof) (a "Person"), sell, lease, license, mortgage, pledge, or otherwise dispose of any material assets, except (a) in the ordinary course consistent with past practice or
(b) transfers between the Company or its wholly owned subsidiaries; (iii) the Company will not declare, set aside, or pay any dividends or make any distributions on the Shares, other than normal quarterly dividends at the rates in effect on the date of the Merger Agreement; (iv) the Company will not, and will not permit any of its subsidiaries to, (a) issue, deliver, sell, encumber, or authorize or propose the issuance, delivery, sale, or encumbrance of, any capital stock or other securities of the Company or any capital stock or other securities of its subsidiaries ("Company Subsidiary Securities"), other than the issuance of Common Shares upon the exercise of outstanding options to purchase Common Shares granted prior to the date hereof or upon conversion of the Series A Preferred Shares, (b) split, combine, or reclassify any Shares or Company Subsidiary Securities, (c) repurchase, redeem, or otherwise acquire any capital stock or other securities of the Company or any Company Subsidiary Securities, or (d) amend the terms of any outstanding securities, (v) the Company will not make any commitment or enter into any contract or agreement that is likely to be, individually or in the aggregate, material to the Company and its subsidiaries taken as a whole except in the ordinary course of business consistent with past practice; (vi) except to the extent required by law, by existing contract, or by policy currently in effect, the Company and its Subsidiaries will not increase in any manner the compensation or fringe benefits of any of its directors or officers, pay any pension or retirement allowance to any directors or officers, or become a party to, amend, or commit itself to any pension, retirement, profit-sharing, welfare-benefit plan, or employment agreement with or for the benefit of any director or officer, other than the payment of bonuses not exceeding, in the aggregate, $200,000 to officers of the Company in the ordinary course of business consistent with past practices; (vii) the Company will not, and will not permit any of its subsidiaries to, make any tax election or settle or compromise any material federal, state, local or foreign tax liability;
(viii) the Company will not take, and will not permit any of its subsidiaries to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of, any time prior to the Effective Time or that would cause any closing condition under the Merger Agreement not to be satisfied, except as may be required by law; and (ix) the Company will not agree to do any of the foregoing.

   In the Merger Agreement, the Company has further agreed that, from the date of the Merger Agreement until its termination, it and its subsidiaries will not, and will use all reasonable efforts to cause their officers, directors, employees, and agents not to, directly or indirectly, (i) take any action to solicit or initiate any good faith offer or proposal for a merger or other business combination involving the Company, the acquisition of the entire equity interest in the Company, or the acquisition of all or substantially all of the assets of the Company (a "Company Acquisition Proposal"), other than the transactions contemplated by the Merger Agreement or (ii) engage in negotiations or enter into agreements with any Person with respect to a Company Acquisition Proposal, disclose any nonpublic information relating to the Company or any of its subsidiaries, or afford access to the properties, books, or records of the Company or any of its subsidiaries, to any Person; provided, however, that the Company may engage in negotiations with or disclose such non-public information, or provide such access to, any Person who has made an unsolicited Company Acquisition Proposal if the Board, after consultation with outside counsel to the Company, determines that its fiduciary duties under applicable law require such actions. In such event, the Company will notify Parent that it has received a Company Acquisition Proposal and advise Parent of the material terms and conditions thereof.

   The Company has further agreed that, if required by the provisions of the Ohio Revised Code in order to consummate the Merger, it will take all action necessary in accordance with such law and with the Company's articles of incorporation and regulations to convene a meeting of its shareholders to approve the Merger and adopt the Merger Agreement (the "Merger Meeting"). The Board will recommend that the Company's shareholders approve the Merger and adopt the Merger Agreement, and will cause the Company to use all reasonable efforts to solicit from the shareholders proxies to vote therefor, unless (i) such recommendation would not be consistent with the fiduciary duties of the Board under applicable law, as advised by counsel or (ii) the Merger Agreement is terminated in accordance with its terms. If required by law for the consummation of the Merger, the Company will prepare and file with the Commission preliminary proxy materials relating to the approval of the Merger and the adoption of the Merger Agreement by the Company's shareholders, will provide Parent with any and all comments thereon by the Commission's staff, will use all reasonable efforts to discuss with Parent any proposed changes to such preliminary proxy materials prior to responding to any comments thereon by the Commission's staff, and will file with the Commission revised preliminary proxy materials, if appropriate, and definitive proxy materials in a timely manner as required by the rules and regulations of the Commission. Except as otherwise provided in the preceding sentence, the proxy material relating to the Merger Meeting will include the recommendation of the Board.

   Covenants of Parent and the Purchaser. In the Merger Agreement, Parent and the Purchaser have agreed, from and after the Effective Time, to indemnify, defend, and hold harmless the present and former directors, officers, and employees of the Company and its subsidiaries against all losses, claims, damages, and liability in respect of acts or omissions by them at or prior to the Effective Time. Parent will not take any action to terminate or amend the Company's current directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time for at least six years after the Effective Time.

   Pursuant to the Merger Agreement, Parent and the Purchaser have agreed, jointly and severally, that they will not, and will cause the Surviving Corporation not to, contest the validity of (i) any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is (a) subject to any provision of ERISA and
(b) is maintained, administered, or contributed to by the Company or any affiliate and covers any employee or former employee of the Company or any affiliate or under which the Company or any affiliate has any liability (the "Company Employee Plans") or (ii) any employment, severance, welfare, or other similar contract, arrangement, or policy, or any plan or arrangement (written or oral) providing for compensation, benefit, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation that (a) is not a Company Employee Plan, (b) is entered into, maintained, or contributed to, as the case may be, by the Company or any of its affiliates, and (c) covers any employee or former employee or director or former director of the Company or any of its affiliates (the "Company Benefit Arrangements"), and which Company Benefit Arrangements are identified in the Merger Agreement, consist of immaterial arrangements with one or more employees or groups of employees, or have been disclosed in any report, schedule, registration statement or other document required to be filed with the Commission and so filed prior to the date of the Merger Agreement. Furthermore, Parent and the Purchaser will, and will cause the Surviving Corporation to, provide the benefits and perform the obligations of the Company and its subsidiaries to present or former officers and employees of the Company or its subsidiaries arising on or before the Effective Time under the Company Employee Plans and the Company Benefit Arrangements identified above. In the Merger Agreement, Parent and the Purchaser also jointly and severally agree to reimburse, and to cause the Surviving Corporation to reimburse, such present or former officers and certain employees for the costs, including reasonable attorneys' fees, of any litigation initiated by, or initiated or threatened against, any of them in connection with the enforcement of their rights set forth in the immediately preceding two sentences; provided, however, that no such reimbursement will be provided (and any such reimbursement previously made will be refunded) with respect to any claim made by such present or former officer or employee if the court determines that the claim was not made in good faith. With respect to benefits arising after the Effective Time, Parent and the Purchaser have stated in the Merger Agreement their intention that Parent will continue to provide to the former employees of the Company and its subsidiaries who remain as employees of the Surviving

Corporation and its subsidiaries after the Effective Time each of the benefits which they now receive from the Company and its subsidiaries at least through December 31, 1996, including benefits under the Company Employee Plans and the Company Benefit Arrangements, but excluding any equity-based compensation or benefits. Parent and the Purchaser will continue to provide to such employees, however, for at least one year after the Effective Time, the same severance benefits as are now provided to them by the Company.

   Pursuant to the Merger Agreement, Parent has agreed to vote, or cause to be voted, all Shares beneficially owned by it in favor of the Merger and the Purchaser has agreed to consummate the Merger pursuant to the "short form" merger provisions of the Ohio Revised Code if applicable.

   Covenants of the Company, Parent and the Purchaser. Pursuant to the Merger Agreement, the Company, Parent, and the Purchaser have agreed that, if any "fair price", "moratorium", or "control share acquisition" statute or other similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, they will each, along with their respective boards of directors, use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

   Conditions to the Merger. The obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) if required by applicable law, the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of the Company's shareholders; and (ii) no provision of any applicable domestic law or regulation, and no judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction is in effect that has the effect of making the Offer or the Merger illegal or otherwise restrains or prohibits the purchase of Shares pursuant to the Offer or the consummation of the Merger (provided, however, that each party agrees to use all reasonable efforts, including appeals to higher courts, to have any such judgment, injunction, order or decree lifted). The obligations of Parent and the Purchaser to consummate the Merger are subject to satisfaction or waiver of the Offer Conditions and to compliance by the Company with its obligations set forth in the Merger Agreement related to the election or appointment of the Purchaser's designees to the Board.

   Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any prior approval of the Merger and adoption of the Merger Agreement by the Company's shareholders, (i) by the mutual written consent of the Company, Parent, and the Purchaser; (ii) by either the Company or Parent if the Merger has not been consummated by November 30, 1996, provided that such right of termination will not be available to any party that, at the time of termination, is in material breach of its obligations under the Merger Agreement; (iii) by either the Company or Parent if any applicable domestic law, rule, or regulation makes consummation of the Merger illegal or if any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order, or decree has become final and nonappealable; (iv) by either the Company or Parent if the requisite vote of the Company's shareholders approving the Merger and adopting the Merger Agreement has not been obtained at the meeting of the shareholders called for that purpose, as contemplated by the Merger Agreement; (v) by either the Company or Parent if the Offer terminates without the purchase of Shares thereunder; (vi) prior to the purchase of Shares by the Purchaser pursuant to the Offer, by Parent if the Board does not publicly recommend in the Schedule 14D-9 or in the proxy material relating to the Ohio Control Share Acquisition Meeting or the Merger Meeting that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement or if the Board withdraws, modifies, or changes such recommendation in any manner adverse to Parent; or (vii) by the Company if the Company receives an unsolicited Company Acquisition Proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, provided the Company has given Parent at least five business days notice of the material terms of the Company Acquisition Proposal and has paid the Termination Fee (as defined below).

   In the event of any such termination of the Merger Agreement and abandonment of the Merger, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement except (i) as provided in the Merger Agreement with respect to certain fees and expenses, (ii) for obligations contained in the Merger Agreement with respect to payment of fees and expenses and arising out of the applicability of the Confidentiality Agreement between the Company and Parent, dated April 17, 1996 to information provided pursuant to the Merger Agreement, which will survive termination of the Merger Agreement and abandonment of the Merger, and (iii) for liability for any breach of the Merger Agreement which will survive such termination.

   Fees and Expenses. The Merger Agreement provides that, except as set forth below, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring the costs and expenses; provided, however, the Company and Parent will each pay one-half of all printing, filing, and mailing costs for the proxy statement and all filing fees for filings required by the Commission or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other regulatory filings.

   Pursuant to the Merger Agreement, if (i) the Merger Agreement is terminated by the Company because the Company receives an unsolicited Company Acquisition Proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, (ii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated because the Merger has not been consummated by November 30, 1996 or the Company's shareholders have failed to approve the Merger and adopt the Merger Agreement, or (iii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated by Parent because the Board did not publicly recommended in the
Schedule 14D-9 or in the proxy material relating to the Ohio Control Share Acquisition Meeting or the Merger Meeting that the Company's shareholders accept the Offer and tender their Shares and approve the Merger and adopt the Merger Agreement, or the Board has withdrawn, modified, or changed such recommendations in any manner adverse to Parent, then the Company has agreed to reimburse Parent and the Purchaser for all of their reasonable documented out-of-pocket expenses and fees other than litigation expenses (subject to a maximum reimbursement obligation of $1,500,000) actually incurred by Parent in connection with the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement, including, without limitation, all fees and expenses of counsel, financial advisors, accountants, and environmental and other experts and consultants to Parent and the Purchaser ("Transaction Costs"). If (i) the Merger Agreement is terminated by the Company as set forth in clause (i) of the immediately preceding sentence, (ii) any Person publicly makes a Company Acquisition Proposal, thereafter the Merger Agreement is terminated as set forth in clause (ii) of the immediately preceding sentence, and within 12 months after termination the Company accepts or consummates any Company Acquisition Proposal, or (iii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated as set forth in clause
(iii) of the immediately preceding sentence, then, in addition to reimbursing Parent and the Purchaser for their Transaction Costs, the Company has agreed to pay to Parent a fee of $6,000,000 (the "Termination Fee").

   In the Merger Agreement, Parent and the Purchaser have agreed that if Parent receives a Termination Fee, neither Parent, the Purchaser, nor any of their affiliates will assert or pursue in any manner, directly or indirectly, any claim or cause of action (i) against any person submitting a Company Acquisition Proposal or (ii) against the Company or any of its directors, officers, employees, agents, or representatives based in whole or in part upon its or their receipt, consideration, recommendation, or approval of the Company Acquisition Proposal, including the Company's exercise of its right to terminate the Merger Agreement.

   Waiver and Amendment. Subject to applicable law, any provision of the Merger Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties to the Merger Agreement, and, in the case of a waiver, by the party against whom the waiver is to be effective.

   9. CERTAIN CONDITIONS OF THE OFFER. Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

   The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer, if (i) there are not validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when aggregated with the Shares then owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, or (ii) at any time on or after the date of the Merger Agreement and at or before the time that the particular Shares are accepted for payment (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following conditions exist:

       (a) any provision of any applicable domestic law or regulation, or any judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction, is in effect that (i) makes the Offer or the Merger illegal or otherwise, directly or indirectly, prohibits, materially restrains or makes materially more costly the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Shares by the Purchaser or Parent or materially delays the Merger, (ii) prohibits or materially limits the ownership or operation by the Company or any of its subsidiaries that owns a material portion of the business and assets of the Company and its subsidiaries, taken as a whole, or by Parent, the Purchaser or any subsidiaries of Parent or all or a material portion of the business and assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, or
    (iii) imposes limitations on the ability of the Purchaser, Parent or any subsidiaries of Parent effectively to acquire, hold or exercise full rights of ownership of the Shares, including but not limited to the right to vote any Shares acquired or owned by the Purchaser, Parent or any of Parent's subsidiaries on all matters properly presented to the shareholders of the Company, including but not limited to the approval of the Merger Agreement and adoption of the Merger and the right to vote any shares of capital stock of any subsidiaries of the Company (other than immaterial subsidiaries) (each party agreeing to use all reasonable efforts to have any such judgment, injunction, order or decree lifted);

       (b) any consents, authorizations, orders and approvals of, or filings or registrations with, any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement has not been obtained or made, except
    (i) for the filings made in connection with the Merger contemplated by
    Section 1.01(b) of the Merger Agreement and for the filing of any other documents required to be filed after the purchase of Shares pursuant to the Offer, and (ii) where the failure to obtain or make any such consent, authorization, order, approval, filing or registration is not likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), and would not render the Offer or the Merger illegal or provide a reasonable basis to conclude that the parties or their affiliates or any of their respective directors or officers will be subject to the risk of criminal liability;

       (c) any Third Party Consents (as defined in the Merger Agreement) have not been obtained, except to the extent that the failure to obtain any Third Party Consents is not likely to have a Company Material Adverse Affect;

       (d) the Company has failed to perform its obligations under the Merger Agreement at or prior to such time or any representations and warranties of the Company contained in the Merger Agreement are not true at such time as if made at and as of such time (unless the representation and warranty is made as of a specific date, in which case such representation and warranty will be true as of such date), except to the extent that the failure to perform such obligation and the untruth of such representations and warranties is not likely to have, individually or in the aggregate, a Company Material Adverse Affect, and Parent has received a certificate signed by an executive officer and by the chief financial officer of the Company to the foregoing effect;

       (e) the acquisition of Shares by the Purchaser pursuant to the Offer has not been approved by the Company's shareholders as required by the Control Share Acquisition Law;

       (f) the Merger Agreement has been terminated in accordance with its terms; and

       (g) the Company has not obtained the consents referred to in Sections
    1.05 and 1.06 of the Merger Agreement.

   The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and no single or partial exercise of any such right will preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

   10. CERTAIN LEGAL MATTERS. Section 15 of the Offer to Purchase is amended and supplemented as follows:

   Parent and the Purchaser commenced an action on March 7, 1996, in the Ohio Federal District Court against the Company, the Commissioner of Securities and the Director of Commerce of the Ohio Department of Commerce, seeking, among other things, that the Court declare unconstitutional and enjoin application of certain provisions of the Ohio Control Share Acquisition Law
(a) to the extent they were sought to be applied to impair the voting rights of the types of "Interested Shares," as defined in Chapter 1701 of the ORC, as such provisions may be applied to the Offer, and (b) to the extent they prohibited the purchase or sale of Shares in interstate commerce.

   On March 21, 1996, the Company filed an Answer and Counterclaims in which it alleged, among other things, (i) if and to the extent that Parent and the Purchaser, alone or with others, acquired 10% or more of the voting power of the Company's stock in the election of directors, including by obtaining proxies to elect directors at the Special Meeting, Parent and the Purchaser would become "interested shareholders" subject to the prohibitions and restrictions of the Ohio Business Combination Law, and (ii) Parent and the Purchaser had failed to disclose the material fact that, if and to the extent they became "interested shareholders" under the Ohio Business Combination Law through the acquisition of over 10% of the voting power of the Company in the election of directors by, inter alia, obtaining proxies, they would be prohibited by that law from consummating the Merger for at least three years and thereafter could only consummate such merger if they met further requirements of the Ohio Business Combination Law imposing fair price and super-majority voting standards. The Company requested an order dismissing Parent's and the Purchaser's complaint, injunctive relief and such other relief as the court deemed just and proper.

   As described in Section 7 hereof, on April 18, 1996 the parties agreed to seek to adjourn the then-pending injunction hearing regarding the Ohio Control Share Acquisition Law. On April 24, 1996, the court entered an order effectively suspending all proceedings in such litigation until an indefinite time to be determined in the future. Pursuant to the terms of the Merger Agreement, the Purchaser and Parent also have agreed, as promptly as possible but in no event later than five business days after the public announcement of the execution of the Merger Agreement, to move to withdraw, without prejudice, their complaint in the case entitled Danaher Corporation, et al.,
v. Acme-Cleveland Corporation, et al., Case No. C2 96-0247, pending in the United States District Court for the Southern District of Ohio, Eastern Division. The Company has agreed to move to withdraw, without prejudice, its counterclaims in that case.

   11. MISCELLANEOUS. Parent and the Purchaser have filed with the SEC amendments to the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act with respect to the Offer. The Company has filed with the SEC amendments to the Schedule 14D-9 setting forth the Company's recommendation of the Board of Directors with respect to the Offer and other information required to be included pursuant to Rule 14d-9. Amendment No. 5 to the Schedule 14D-9 is being mailed to shareholders of the Company herewith. Such amendments to the
Schedule 14D-1 and Schedule 14D-9, including exhibits, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Sections 8 and 9 of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

                                          WEC Acquisition Corporation
June 5, 1996

   Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                   FIRST CHICAGO TRUST COMPANY OF NEW YORK



          By Mail:              By Facsimile Transmission:      By Hand or Overnight Delivery:
        P.O. Box 2559                (201) 222-4720                    14 Wall Street
          Suite 4660                       or                           Eighth Floor
   Jersey City, New Jersey           (201) 222-4721                      Suite 4680
         07303-2559                                                New York, New York 10005



        Confirm Receipt of Notice of Guaranteed Delivery by telephone:
                                (201) 222-4707

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers set forth below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                            D.F. King & Co., Inc.

                               77 Water Street
                           New York, New York 10005
                        (212) 269-5550 (Call Collect)
                                      or
                                (800) 628-8532

                     The Dealer Manager for the Offer is:

                             Merrill Lynch & Co.

                            World Financial Center
                                 North Tower
                        New York, New York 10281-1305
                        (212) 236-4565 (Call Collect)